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RICHARD HOROWITZ

Partner
Richard.Horowitz@dechert.com
+1 212 698 3525 Direct
+1 212 698 0452 Fax

June 30, 2025

VIA EDGAR

Asaf Barouk

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re:	HPS Corporate Lending Fund, et al. (File No. 812-15658; Accession No. 0001193125-24-259731)

Form APP WD: Request for Withdrawal of Application

Dear Mr. Barouk:

HPS Corporate Lending Fund and the other applicants (collectively, the “Applicants”) filed an application on November 15, 2024, for an order pursuant to sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and rule 17d-1 under the Act permitting certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act (the “Application”).

The Applicants hereby respectfully request that the Application be withdrawn and that the U.S. Securities and Exchange Commission take no further action with respect thereto.

If you have any questions, please contact the undersigned at 212.698.3525 (or by email at richard.horowitz@dechert.com). Thank you for your attention to this matter.

Sincerely,

/s/ Richard Horowitz
Richard Horowitz